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                 September 2, 2021

       Thomas J. Shara
       Chief Executive Officer
       Lakeland Bancorp, Inc.
       250 Oak Ridge Road
       Oak Ridge, NJ 07438

                                                        Re: Lakeland Bancorp,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 27,
2021
                                                            File No. 333-259117

       Dear Mr. Shara:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance